Exhibit 99.1

Sun Life Financial Reports First Quarter 2013 Results

The information contained in this document concerning the first quarter 2013 is based on our unaudited interim financial results for the period ended March 31, 2013. Unless otherwise noted, all amounts are in Canadian dollars.

First Quarter 2013 Financial Highlights

•	Operating net income(1) from Continuing Operations(2) of $448 million, compared to $437 million in the first quarter of 2012. Reported net income from Continuing Operations of $410 million, compared to $405 million in the same period last year. Results reflect continued execution of our growth strategy, including product and distribution initiatives in recent quarters, and positive impact from investment activity and market factors
•	Operating earnings per share(1) ("EPS") from Continuing Operations of $0.75, compared to $0.74 in the first quarter of 2012. Reported EPS from Continuing Operations of $0.68, compared to $0.68 in the same period last year
•	Operating return on equity(1) ("ROE") (Combined Operations)(2)(3) of 15.8%, compared to 22.1% in the first quarter of 2012. Reported ROE (Combined Operations)(3) of 14.3%, compared to 20.9% in the same period last year
•	Quarterly dividend of $0.36 per share
•	MCCSR ratio for Sun Life Assurance(4) of 214%

TORONTO, May 8, 2013 /CNW/ - Sun Life Financial Inc.(5) (TSX: SLF) (NYSE: SLF) had operating net income from Continuing Operations of $448 million in the first quarter of 2013, compared to $437 million in the first quarter of 2012. Our operating EPS from Continuing Operations was $0.75 in the first quarter of 2013, compared to $0.74 in the first quarter of 2012. Reported net income from Continuing Operations was $410 million or $0.68 per share in the first quarter of 2013, compared to reported net income from Continuing Operations of $405 million or $0.68 per share in the same period last year.

Our financial results in the first quarter reflect continued execution of our growth strategy and positive impact from investment activity. Market factors, in particular higher equity markets, contributed favourably. Operating net income excluding the net impact of market factors(1) from Continuing Operations was $392 million. The following table sets out our operating net income measures for the first quarter of 2013.

($ millions, after-tax)	Q1'13
Operating net income (loss) from Continuing Operations	448
Net equity market impact	47
Net interest rate impact	(1)
Net gains from increases in the fair value of real estate	5
Actuarial assumption changes driven by changes in capital market movements	5
Operating net income (loss) excluding the net impact of market factors from Continuing Operations	392

(1)	Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are not based on International Financial Reporting
Standards ("IFRS"). See Use of Non-IFRS Financial Measures. All EPS measures refer to diluted EPS, unless otherwise stated.
(2)	On December 17, 2012, we entered into a definitive stock purchase agreement pursuant to which we agreed to sell our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"). As a result of this agreement, we have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations".
(3)	Measures derived from equity will be presented on a Combined Operations basis until the sale of our U.S. Annuity Business has completed.
(4)	MCCSR represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(5)	Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"Sun Life is off to a strong start in 2013," Dean Connor, President and CEO, said. "Our results reflect strong execution against our four pillar strategy, including product and distribution enhancements over the past year, and more favourable market conditions. Wealth sales grew 16%, insurance sales grew 5% and assets under management increased $38 billion exceeding $570 billion."

"MFS had a stellar quarter. Strong net sales drove assets under management to nearly $350 billion and our fund performance was strong. Due primarily to inflows at MFS, Sun Life's overall premiums and deposits for the quarter grew to almost $30 billion, up 15% from the same period a year ago."

"SLF Canada delivered good growth across its businesses," Connor said. "Sun Life Global Investments retail fund sales grew 36% year-over-year, with a strong contribution from our Career Sales Force. Operating earnings in our Group Benefits business almost doubled and assets under administration in our Group Retirement Services pension business grew to $57 billion."

"We continue to grow our group benefits and voluntary benefits businesses in the U.S. Sales grew 13%, and we continued to invest in our voluntary benefits products and capabilities."

"Our results in Asia were solid, and benefited from strong sales in the Philippines and Hong Kong," Connor said. "We continued to increase our footprint with the announcement of our entry into Malaysia and regulatory approval to begin operations in Vietnam."

Operational Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada
Sun Life Financial Canada continues to grow and optimize its businesses, and build on its leadership position.

Sun Life Global Investments (Canada) Inc. ("SLGI") retail mutual fund sales were strong, up 36% from the first quarter of 2012. SLGI launched a comprehensive suite of income solutions funds in January 2013, which generated approximately 10% of its retail sales in the quarter.

Sun Life Financial Canada continues to advance its industry-leading group businesses. Group Benefits ("GB") achieved strong sales in the large case market and a significant improvement in long-term disability claims experience. Group Retirement Services ("GRS") ended the first quarter with record assets under administration of $57 billion and an increase of more than 20% in pension rollover sales from the first quarter of 2012.

For the fourth consecutive year, Sun Life Financial Canada was voted by Canadians as the Most Trusted Life Insurance Company as part of the Reader's Digest 2013 Trusted Brand™ awards program.

Becoming a leader in group insurance and voluntary benefits in the United States
Sun Life Financial U.S. continues to grow its group insurance and voluntary benefits businesses. Total Employee Benefits Group ("EBG") sales increased in the first quarter of 2013, reflecting enhancements to the product portfolio, distribution, and enrolment and technology capabilities over the past year. Voluntary benefits sales were up approximately 40% compared to the same period last year, with growth across all products, and represented more than 20% of total EBG sales.

Growing our asset management businesses globally

Global assets under management ("AUM") increased 7% over the quarter to $571 billion.

MFS continues to grow its business and set new records. AUM ended the quarter at US$348 billion, an all-time high. Gross sales were US$23 billion for the quarter, 16% higher than the first quarter of 2012. Net inflows were US$6 billion, higher than the first quarter of 2012, and reflected strong contribution across retail, insurance and institutional business lines.

For the second consecutive year, and third time in five years, MFS was ranked among the top ten in the Barron's Fund Family rankings for one-, five- and ten-year categories. In March, MFS was named Best Specialist Equity Fund House by Morningstar U.K. and was presented the inaugural Equity Fund House award by Morningstar Hong Kong.

Strengthening our competitive position in Asia
Our Philippines operations, which include Sun Life of Canada (Philippines), Inc. and Sun Life Grepa Financial, Inc., achieved strong sales in the first quarter. Insurance sales more than doubled and wealth sales at Sun Life Asset Management Company, Inc. more than quadrupled relative to the same period in 2012. Sun Life Grepa Financial, Inc. represented 28% of total insurance sales for the Philippines and contributed favourably to Sun Life Financial Asia's net income in the quarter.

In Indonesia, PT Sun Life Financial Indonesia added 540 advisors to its agency force in the first quarter, surpassing 5,500 advisors. Shariah sales continued to grow, up almost 150% from the first quarter of 2012, and represented 25% of total agency sales.

Sun Life Hong Kong Limited achieved strong first quarter sales in its pension business, up more than 200% relative to the same period last year. Mandatory Provident Fund ("MPF") sales in the quarter continued to benefit from the Employee Choice Arrangement legislation enacted in November 2012, which provides employees more flexibility in their choice of MPF provider. Sun Life Hong Kong Limited ranked first in third-party administration based on the Gadbury Group MPF Report, as of December 2012.

Birla Sun Life Insurance Company Limited retained its ranking as the fifth largest private insurance company in India as of February 2013, according to the Insurance Regulatory and Development Authority. Birla Sun Life Asset Management Company Limited is ranked fourth in AUM amongst all asset managers by the Association of Mutual Funds in India, as of December 2012.

In January 2013, PVI Sun Life Insurance Company Limited, a joint venture life insurance company formed by Sun Life Assurance and PVI Holdings, received its license to operate in Vietnam. In April 2013, we completed our acquisition of 49% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad in Malaysia.

How We Report Our Results
We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. The Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Consolidated Financial Statements").

On December 17, 2012, we entered into a definitive stock purchase agreement pursuant to which we agreed to sell our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of this year.

As a result of this agreement, we have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations". Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the business to be sold have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities have been classified as held for sale in our Consolidated Statements of Financial Position prospectively from December 31, 2012 and comparative information has not been adjusted.

We use certain financial measures that are not based on IFRS ("non-IFRS financial measures"), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our unaudited interim Consolidated Financial Statements for the period ended March 31, 2013. All EPS measures in this document refer to diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in its annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	448	333	459	250	437
Reported net income (loss) from Continuing Operations	410	284	441	244	405
Operating net income (loss) excluding the net impact of market factors from Continuing Operations(1)	392	342	492	392	290
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	0.75	0.56	0.77	0.42	0.74
Reported EPS from Continuing Operations (diluted)	0.68	0.47	0.74	0.41	0.68
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(1)	0.75	0.56	0.77	0.42	0.74
Reported EPS from Continuing Operations (basic)	0.68	0.48	0.74	0.41	0.69

Total Company (Combined Operations)
Net income (loss)
Operating net income (loss) from Combined Operations(1)	565	453	401	98	727
Reported net income (loss) from Combined Operations	513	395	383	90	686
Operating net income (loss) excluding the net impact of market factors from Combined Operations(1)	429	420	405	418	357
Diluted EPS ($)
Operating EPS from Combined Operations(1)	0.94	0.76	0.68	0.17	1.24
Reported EPS from Combined Operations	0.85	0.65	0.64	0.15	1.15
Basic EPS ($)
Operating EPS from Combined Operations(1)	0.94	0.76	0.68	0.17	1.24
Reported EPS from Combined Operations	0.85	0.66	0.64	0.15	1.17
Return on equity (%)(2)
Operating ROE from Combined Operations(1)	15.8%	13.1%	11.8%	2.9%	22.1%
Reported ROE from Combined Operations	14.3%	11.4%	11.3%	2.7%	20.9%
Avg. common shares outstanding (millions)	600	597	594	591	588
Closing common shares outstanding (millions)	603.0	599.6	596.8	594.0	590.9
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36
MCCSR ratio	214%	209%	213%	210%	213%

Premiums and deposits from Continuing Operations
Net premium revenue	2,033	2,457	1,927	1,865	1,998
Segregated fund deposits	2,157	1,681	1,534	1,753	1,967
Mutual fund sales(1)	14,983	11,294	10,129	12,060	9,820
Managed fund sales(1)	8,269	14,938	11,065	7,999	9,849
ASO premium and deposit equivalents(1)	1,475	1,512	1,405	1,380	1,440
Total premiums and deposits(1)	28,917	31,882	26,060	25,057	25,074
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) Prior periods have been restated for changes in accounting policies. See Note 2 in our interim Consolidated Financial Statements.

	Quarterly results
($ millions, unless otherwise noted)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Assets under management (Combined Operations)(1)
General fund assets	133,869	133,171	132,153	132,195	129,230
Segregated funds	96,687	92,655	91,429	90,160	91,934
Mutual funds, managed funds and other AUM(2)	340,121	307,040	291,322	273,944	273,295
Total AUM(2)	570,677	532,866	514,904	496,299	494,459

Capital (Combined Operations)
Subordinated debt and other capital(3)	3,440	3,436	3,433	3,438	4,235
Participating policyholders' equity	124	128	132	124	124
Total shareholders' equity(4)	17,075	16,418	16,071	15,907	15,860
Total capital	20,639	19,982	19,636	19,469	20,219
(1) AUM at March 31, 2013 includes $43.6 billion in assets from Discontinued Operations.
(2) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3) Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management - Capital in our annual MD&A.
(4) Prior periods have been restated for changes in our accounting policies. See Note 2 in our interim Consolidated Financial Statements.

Q1 2013 vs. Q1 2012
Our reported net income from Continuing Operations was $410 million in the first quarter of 2013, compared to $405 million in the first quarter of 2012. Reported net income (Combined Operations) was $513 million in the first quarter of 2013, compared to $686 million in the same period last year. Reported ROE (Combined Operations) was 14.3%, compared to 20.9% in the first quarter of 2012.

Operating net income excluding the net impact of market factors from Continuing Operations was $392 million in the first quarter of 2013, compared to $290 million in the first quarter of 2012.

Operating net income from Continuing Operations was $448 million for the quarter ended March 31, 2013, compared to $437 million for the same period last year. Operating net income (Combined Operations) was $565 million in the first quarter of 2013, compared to $727 million in the first quarter of 2012. Operating ROE (Combined Operations) was 15.8%, compared to 22.1% in the first quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the first quarter of 2013. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q1'13
($ millions, after-tax)	Continuing Operations	Combined Operations
Reported net income	410	513
Certain hedges that do not qualify for hedge accounting in SLF Canada	14	14
Fair value adjustments on share-based payment awards at MFS	(52)	(52)
Restructuring and other related costs	—	(14)
Operating net income	448	565
Equity market impact
Net impact from equity market changes	27	71
Net basis risk impact	20	38
Net equity market impact(1)	47	109
Interest rate impact
Net impact from interest rate changes	4	16
Net impact of decline in fixed income reinvestment rates	—	—
Net impact of credit spread movements	5	5
Net impact of swap spread movements	(10)	(8)
Net interest rate impact(2)	(1)	13
Net gains from increases in the fair value of real estate	5	5
Actuarial assumption changes driven by changes in capital market movements	5	9
Operating net income excluding the net impact of market factors	392	429

Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	44	44
Mortality/morbidity	19	18
Credit	12	17
Lapse and other policyholder behaviour	(14)	(14)
Expenses	(6)	(4)
Other	(13)	(23)

Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	7	7

(1) Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately
2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(2) Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.
(3) Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

_________________________________________________________________________________________

Our reported net income from Continuing Operations for the first quarter of 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs reduced reported net income from Continuing Operations by $38 million in the first quarter of 2013 compared to a reduction of $32 million in the first quarter of 2012.

Net income from Continuing Operations in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience. Non-capital market related assumption changes and management actions added $7 million to net income in the first quarter of 2013. Net income from Discontinued Operations in the first quarter of 2013 benefited from higher equity markets and interest rates, positive basis risk and favourable credit experience.

Net income (Combined Operations) in the first quarter of 2012 reflected strong gains from higher equity markets and interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These positive factors were partially offset by unfavourable morbidity experience in our Canadian group business.

Impact of Pending Sale of U.S. Annuity Business
On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. Annuity Business to Delaware Life Holdings, LLC for a base purchase price of US$1,350 million, which will be adjusted to reflect the performance of the business through closing. The transaction will consist primarily of the sale of 100% of the shares of Sun Life (U.S.), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction will include the transfer of certain related operating assets, systems and employees that support these businesses, and is expected to close before the end of the second quarter of this year, subject to regulatory approvals and other closing conditions.

As disclosed in Note 3 in our 2012 Consolidated Financial Statements, we will recognize a loss on disposition at the time the sale of our U.S. Annuity Business is closed. The amount of the loss will include closing price adjustments, pre-closing transactions, closing costs and certain tax adjustments. Our estimate of the loss, inclusive of these pre-close adjustments, has increased by approximately $100 million since our fourth quarter 2012 disclosure to approximately $1,150 million, primarily due to strong net income from the Discontinued Operations. This income is measured on an IFRS basis, not all of which will be reflected in the purchase price adjustment. The loss may continue to change and is not expected to materially impact the cash proceeds from the sale.

The transaction is not expected to have a direct impact on Sun Life Assurance's MCCSR, although pre-closing transactions between Sun Life Financial and Sun Life Assurance will have a minor impact on the ratio.

Actuarial Standards Update
On December 21, 2012, the Actuarial Standards Board proposed to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions and investment strategies. The Actuarial Standards Board has expressed its intention to publish an exposure draft in mid-2013 and, following a comment period, to make the final standards effective for fiscal years ending after October 15, 2013. We have communicated to the Actuarial Standards Board our view that the period to implement does not allow sufficient time to either prepare users for the implications of the changes or to ensure a well controlled implementation. The impact of any such changes to the standards of practice cannot yet be determined.

Impact of the Low Interest Rate Environment on Continuing Operations
Sun Life Financial's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in recent years.

Assuming continuation of March 31, 2013 interest rate levels through the end of 2015, our net income from Continuing Operations for the 2013 to 2015 period is expected to be reduced by approximately $350 million due to declines in fixed income reinvestment rates in our insurance contract liabilities. During the first quarter of 2013 we did not incur a charge, but anticipate charges of approximately $100 million for the remainder of 2013 due to declines in fixed income reinvestment rates. This is forward-looking information and measures estimated net income impact assuming the continuation of March 31, 2013 interest rate levels and current actuarial standards of practice through the end of 2015, as applied to the block of business in force and using other assumptions in effect at March 31, 2013.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

Impact of Foreign Exchange Rates on Continuing Operations
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange Rate	Quarterly
	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Average
U.S. Dollar	1.008	0.991	0.995	1.010	1.002
U.K. Pounds	1.563	1.592	1.573	1.598	1.574
Period end
U.S. Dollar	1.017	0.992	0.984	1.017	0.998
U.K. Pounds	1.546	1.612	1.590	1.596	1.597

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the first quarter of 2013, our operating net income from Continuing Operations increased by $3 million as a result of movements in currency rates relative to the first quarter of 2012.

Performance by Business Group
In recognition of our agreement to sell our U.S. Annuity Business, results from SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

Unless otherwise indicated, net income (loss) and other financial information based on net income (loss) reflect the results of our Combined Operations.

SLF Canada

	Quarterly results
($ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Operating net income (loss)(1)
Individual Insurance & Investments(1)	154	42	26	59	154
Group Benefits(1)	80	72	137	94	44
Group Retirement Services(1)	29	35	58	33	41
Total operating net income (loss)(1)	263	149	221	186	239
Operating adjustments:
Hedges that do not qualify for hedge accounting	14	(6)	16	(5)	(12)
Reported net income (loss)	277	143	237	181	227
Operating ROE (%)(1)	14.5	8.4	12.8	11.1	14.6
(1) Represents a non-IFRS financial measure that excludes the impact of certain hedges in SLF Canada that do not qualify for hedge accounting. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012
SLF Canada's reported net income was $277 million in the first quarter of 2013, compared to $227 million in the first quarter of 2012. Operating net income was $263 million, compared to $239 million in the first quarter of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Net income in the first quarter of 2013 reflected favourable equity market experience in Individual Insurance & Investments, net realized gains on the sale of available-for-sale ("AFS") assets, positive morbidity experience in GB and gains from investment activities on insurance contract liabilities in Individual Investments and GB.

Net income in the first quarter of 2012 reflected increases in equity markets, gains from increases in the value of real estate properties and management actions taken to increase hedging on segregated fund liabilities. These positive impacts were partially offset by unfavourable morbidity experience in GB and the net impact of changes in interest rates, including swap spreads.

In the first quarter of 2013, sales of individual life and health insurance remained stable compared to the first quarter of 2012, as an increase in sales in the independent channel was offset by a decrease in Career Sales Force sales. Sales of par permanent insurance increased by 33% from the first quarter of 2012. Sales of individual wealth products were relatively flat compared to the first quarter 2012, as a result of planned lower sales of segregated funds offset by strong mutual fund sales. Sales of SLGI retail mutual funds increased 36% overall and by 22% through the Career Sales Force from the first quarter of 2012.

GB sales were up 7% from the first quarter of 2012, primarily due to an increase in sales in the large case market. GRS sales were 16% lower than in the first quarter of 2012 due to a decline in defined benefit solution sales. Assets under administration for GRS ended the quarter at $56.9 billion, an increase of 10% from the first quarter of 2012, largely due to positive market experience and cash flows. Pension rollover sales were $301 million, an increase of 21% from the first quarter of 2012.

SLF U.S.
In recognition of our agreement to sell our U.S. Annuity Business, we present the results on a Continuing Operations basis, with a focus on EBG and Life and Investment Products segments. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products results include our international business, which offers individual life insurance and investment products to clients in international markets, and certain closed individual life insurance products, primarily whole life, universal life and term insurance, that are still part of our Continuing Operations.

	Quarterly results
(US$ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Operating net income (loss) from Continuing Operations(1)
EBG(1)	11	—	12	(8)	22
Life and Investment Products(1)	54	93	67	16	122
Total operating net income (loss) from Continuing Operations(1)	65	93	79	8	144
Reported net income (loss) from Continuing Operations	65	93	79	8	144
Reported net income (loss) from Discontinued Operations	114	109	(62)	(155)	280
Reported net income (loss)	179	202	17	(147)	424
Operating ROE (%)(1)	13.1	16.1	1.3	(10.8)	30.8

(C$ millions)
Operating net income (loss) from Continuing Operations(1)	65	93	79	6	144
Reported net income (loss) from Continuing Operations	65	93	79	6	144
Reported net income (loss) from Discontinued Operations	115	109	(61)	(156)	281
Reported net income (loss)	180	202	18	(150)	425
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012
SLF U.S.'s reported net income from Continuing Operations was C$65 million in the first quarter of 2013, compared to C$144 million in the first quarter of 2012.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$65 million in the first quarter of 2013, compared to US$144 million in the first quarter of 2012. Net income from Continuing Operations in the first quarter of 2013 reflected favourable impacts from increased equity markets and interest rates, partially offset by unfavourable movements in swap spreads, negative claims experience in EBG and costs related to our strategic investment in EBG. Net income from Continuing Operations in the first quarter of 2012 reflected equity market gains, increased interest rates and favourable mortality in EBG, partially offset by unfavourable impact from credit spread movements.

Reported net income from Discontinued Operations was US$114 million in the first quarter of 2013, compared to US$280 million in the first quarter of 2012. Net income from Discontinued Operations in the first quarters of both 2013 and 2012 included favourable impacts from increased equity markets and interest rates.

Reported net income (Combined Operations) was US$179 million in the first quarter of 2013, compared to reported net income (Combined Operations) of US$424 million in the first quarter of 2012. Results in the first quarter of 2012 were particularly strong due to increases in equity markets and increases in interest rates, both of which favourably impacted our Life and Investment Products business and our Discontinued Operations.

Total EBG sales in the first quarter of 2013 increased 13% compared to the first quarter of 2012. Within EBG, voluntary benefits sales increased approximately 40% compared to the prior year period, reflecting improvement across all products.

Sales in Life and Investment Products more than doubled compared to the first quarter of 2012, driven by expanded distribution and product enhancements.

MFS Investment Management

	Quarterly results
(US$ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Operating net income(1)	100	85	80	67	70
Operating adjustments:
Fair value adjustments on share-based payment awards	(51)	(38)	(34)	(1)	(21)
Reported net income	49	47	46	66	49

(C$ millions)
Operating net income(1)	101	85	80	68	69
Operating adjustments:
Fair value adjustments on share-based payment awards	(52)	(39)	(34)	(1)	(20)
Reported net income	49	46	46	67	49
Pre-tax operating profit margin ratio(2)	38%	35%	36%	32%	33%
Average net assets (US$ billions)	339.8	309.7	290.5	273.2	270.1
Assets under management (US$ billions)(2)	348.5	322.8	303.6	278.2	284.8
Net sales (US$ billions)	6.2	11.5	7.9	4.2	5.9
Asset appreciation (depreciation) (US$ billions)	19.8	8.3	17.5	(10.8)	25.7

S&P 500 Index (daily average)	1,515	1,420	1,402	1,350	1,346
MSCI EAFE Index (daily average)	1,668	1,544	1,468	1,427	1,516
(1) Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.
(2) Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS at www.mfs.com.

Q1 2013 vs. Q1 2012
MFS's reported net income was C$49 million in the first quarter of 2013, compared to C$49 million in the first quarter of 2012. MFS had operating net income of C$101 million in the first quarter of 2013, compared to C$69 million in the first quarter of 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above.

In U.S. dollars, MFS's reported net income was US$49 million in the first quarter of 2013, compared to US$49 million in the first quarter of 2012. Operating net income was US$100 million in the first quarter of 2013, compared to US$70 million in the first quarter of 2012.

The increase in net income from the first quarter of 2012 reflects the impact of higher average net assets. MFS's pre-tax operating profit margin ratio was 38% in the first quarter of 2013, up from 33% in the first quarter of 2012, driven by higher average net assets and timing of operating costs.

Total AUM was US$348.5 billion, another all time high, as at March 31, 2013, compared to US$322.8 billion at December 31, 2012. The increase of US$25.7 billion was primarily driven by gross sales of US$22.6 billion and asset appreciation of US$19.8 billion, partially offset by redemptions of US$16.4 billion. Retail fund performance remained strong with 93% and 95% of fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively.

SLF Asia

	Quarterly results
($ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Operating net income (loss)(1)	51	50	35	15	29
Reported net income (loss)	51	50	35	15	29
Operating ROE (%)(1)	10.1	10.4	7.6	3.2	6.6
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012
SLF Asia's reported net income was $51 million in the first quarter of 2013, compared to reported net income of $29 million in the first quarter of 2012.

Net income in the first quarter of 2013 reflected favourable market conditions in the Philippines and Hong Kong, as well as overall business growth. Net income in the first quarter of 2012 reflected favourable interest rate and equity market experience, partially offset by higher new business strain in China.

Total individual life sales in the first quarter of 2013 increased slightly from the first quarter of 2012. Sales increases in the Philippines, Hong Kong and Indonesia were offset by lower sales in India and China. Sales in the Philippines grew 93%, measured in local currency, due to agency expansion and strong sales in the bancassurance channel. Sales in Hong Kong and Indonesia increased 10% and 8%, respectively, measured in local currency.

Corporate
Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Discontinued Operations in Corporate relate to Corporate Support only.

	Quarterly results
($ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
SLF U.K.
Operating net income (loss)(1)	37	28	107	52	26
Operating adjustments:
Restructuring and other related costs	—	—	—	—	—
Reported net income (loss)	37	28	107	52	26

Corporate Support
Operating net income (loss) from Continuing Operations(1)	(69)	(72)	(63)	(77)	(70)
Operating adjustments:
Restructuring and other related costs	—	(4)	—	—	—
Reported net income (loss) from Continuing Operations	(69)	(76)	(63)	(77)	(70)

Corporate (total)
Total operating net income (loss) from Continuing Operations(1)	(32)	(44)	44	(25)	(44)
Total Operating adjustments:
Restructuring and other related costs	—	(4)	—	—	—
Total reported net income (loss) from Continuing Operations(1)	(32)	(48)	44	(25)	(44)
Total reported net income (loss) from Discontinued Operations	(12)	2	3	2	—
Reported net income (loss)	(44)	(46)	47	(23)	(44)
(1) Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012
Corporate had a reported loss from Continuing Operations of $32 million in the first quarter of 2013, compared to a reported loss from Continuing Operations of $44 million in the first quarter of 2012. Operating net income (loss) in 2012 excludes restructuring and other related costs, which are set out in the table above.

SLF U.K.'s reported net income was $37 million in the first quarter of 2013, compared to $26 million in the first quarter of 2012. SLF U.K.'s net income in the first quarter of 2013 reflected gains from investment activity within the annuity portfolio, partially offset by the net unfavourable impact of investment experience on the guaranteed annuity option product in the U.K. Net income in the first quarter of 2012 reflected the favourable impact of reduced policy administration costs from revised outsourcing arrangements, offset by the net unfavourable impact of movements in interest rates and equity markets on the guaranteed annuity option product in the U.K.

Corporate Support had a reported loss from Continuing Operations of $69 million in the first quarter of 2013, compared to a reported loss from Continuing Operations of $70 million in the first quarter of 2012. Net income from Continuing Operations in the first quarter of 2013 reflected lower interest and operating expenses, partially offset by higher foreign exchange losses.

Corporate's reported net loss from Discontinued Operations was $12 million in the first quarter of 2013, compared to nil in the first quarter of 2012. The loss in 2013 is a result of pre-close transactions costs incurred pertaining to the sale of our U.S. Annuity Business. Corporate's reported loss (Combined Operations) was $44 million in the first quarter of 2013, compared to $44 million in the first quarter of 2012.

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results
($ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Premiums
Gross	3,408	3,779	3,200	3,130	3,306
Ceded	(1,375)	(1,322)	(1,273)	(1,265)	(1,308)
Net premium revenue	2,033	2,457	1,927	1,865	1,998
Net investment income
Interest and other investment income	1,237	1,202	1,023	1,192	1,013
Changes in fair value of Fair Value Through Profit and Loss ("FVTPL") assets and liabilities	(348)	(274)	1,233	1,339	(570)
Net gains (losses) on AFS assets	24	23	16	68	19
Fee income	844	842	753	718	715
Total revenue	3,790	4,250	4,952	5,182	3,175
Adjusted revenue(1)	5,158	5,508	4,691	4,743	4,686
(1) Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada's GB operations and net premiums from Life and Investment
Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of
Non-IFRS Financial Measures.

Revenues were $3.8 billion in the first quarter of 2013, compared to $3.2 billion in the first quarter of 2012. Revenues increased primarily as a result of smaller declines in the fair value of FVTPL assets and liabilities, higher investment income and increased fee income from MFS. Adjusted revenue was $5.2 billion in the first quarter of 2013, compared to $4.7 billion in the first quarter of 2012. The increase was primarily due to higher investment income and increased fee income from MFS.

Premiums and Deposits from Continuing Operations

	Quarterly results
($ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Premiums and Deposits
Net premium revenue	2,033	2,457	1,927	1,865	1,998
Segregated fund deposits	2,157	1,681	1,534	1,753	1,967
Mutual fund sales(1)	14,983	11,294	10,129	12,060	9,820
Managed fund sales(1)	8,269	14,938	11,065	7,999	9,849
ASO premium and deposit equivalents(1)	1,475	1,512	1,405	1,380	1,440
Total premiums and deposits(1)	28,917	31,882	26,060	25,057	25,074
Total adjusted premiums and deposits(1)(2)	29,773	33,128	27,156	25,797	26,000
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada's GB operations and net premiums and deposits from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $28.9 billion in the first quarter of 2013, compared to $25.1 billion in the first quarter of 2012. Adjusted premiums and deposits of $29.8 billion in the first quarter of 2013 increased $3.8 billion from the first quarter of 2012. In both cases, the increases were primarily the result of higher fund sales at MFS.

Net life, health and annuity premium revenues, which reflect gross premiums less amounts ceded to reinsurers, were $2.0 billion in the first quarter of 2013, largely unchanged from the first quarter of 2012.

Segregated fund deposits were $2.2 billion in the first quarter of 2013, compared to $2.0 billion in the first quarter of 2012, primarily due to increases in the Philippines, Hong Kong and Canada.

Sales of mutual funds increased $5.2 billion and sales of managed funds decreased by $1.6 billion in the first quarter of 2013 compared to the first quarter of 2012. Both were primarily driven by sales in MFS.

ASO premium and deposit equivalents of $1.5 billion in the first quarter of 2013 were up slightly from the first quarter of 2012.

Sales from Continuing Operations

($ millions)	Q1'13	Q1'12
Life and Health Sales(1)
SLF Canada(2)	192	183
SLF U.S.	64	50
SLF Asia	255	252
Total	511	485

Wealth Sales(1)
SLF Canada(2)	2,008	2,192
SLF U.S.	313	135
SLF Asia(3)	511	164
Total (excluding MFS)	2,832	2,491
MFS	22,727	19,491
Total Wealth Sales	25,559	21,982
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) SLF Canada life and health sales includes sales from Individual Insurance and GB. SLF Canada wealth sales includes sales from Individual Investments and GRS.
(3) Includes Hong Kong MPF sales, Philippines mutual fund sales and 100% of group wealth sales from the India and China insurance companies.

Total Company life and health sales were $511 million in the first quarter of 2013, compared to $485 million in the same period last year.

•	SLF Canada life and health sales were $192 million in the first quarter of 2013, compared to $183 million in the first quarter of 2012, primarily due to increased activity in GB large case market
•	SLF U.S. life and health sales were $64 million in the first quarter of 2013, compared to $50 million in the first quarter of 2012, driven by increased sales of employee group benefits, voluntary benefits and international individual insurance products
•	SLF Asia life and health sales were $255 million in the first quarter of 2013, compared to $252 million in the first quarter of 2012, as higher sales in the Philippines, Hong Kong and Indonesia were partially offset by lower sales in India and China

Total Company wealth sales were $25.6 billion in the first quarter of 2013, compared to $22.0 billion in the same period last year.

•	SLF Canada wealth sales were $2.0 billion in the first quarter of 2013, compared to $2.2 billion in the first quarter of 2012, mainly reflecting lower defined benefit solution sales partially offset by improved pension rollover sales in GRS
•	SLF U.S. wealth sales were $313 million in the first quarter of 2013, compared to $135 million in the first quarter of 2012, due to higher international investment product sales
•	SLF Asia wealth sales were $511 million in the first quarter of 2013, compared to $164 million in the first quarter of 2012, primarily due to increased sales in the Philippines and Hong Kong
•	MFS gross sales were $22.7 billion in the first quarter of 2013, compared to $19.5 billion in the first quarter of 2012, as strong fund performance contributed to higher retail fund flows

Assets Under Management (Combined Operations)
AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $570.7 billion as at March 31, 2013, compared to $532.9 billion as at December 31, 2012. AUM from Continuing Operations were $527.0 billion as at March 31, 2013, excluding $43.6 billion in AUM from Discontinued Operations. The increase in AUM of $37.8 billion between December 31, 2012 and March 31, 2013 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $24.1 billion;
(ii)	an increase of $9.5 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iii)	net sales of mutual, managed and segregated funds of $4.5 billion; partially offset by
(iv)	a decrease of $0.3 billion from the change in value of FVTPL assets and liabilities.

Changes in the Statements of Financial Position and in Shareholders' Equity (Combined Operations)
Total general fund assets (Combined Operations) were $133.9 billion as at March 31, 2013, compared to $133.2 billion as at December 31, 2012. The increase in general fund assets from December 31, 2012 was primarily a result of currency movements of $1.0 billion, partially offset by $0.3 billion from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $82.8 billion as at March 31, 2013 increased by $0.6 billion compared to December 31, 2012, mainly due to the balances arising from new policies and favourable impact from currency movements, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders' equity (Combined Operations), including preferred share capital, was $17.1 billion as at March 31, 2013, compared to $16.4 billion as at December 31, 2012. The $0.7 billion increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $542 million in 2013, before preferred share dividends of $29 million;
(ii)	an increase of $174 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	net unrealized gains on AFS assets in other comprehensive income ("OCI") of $96 million; and
(iv)	proceeds of $64 million from the issuance of common shares through the Canadian Dividend and Reinvestment Plan, $25 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(v)	common share dividend payments of $217 million.

As at May 6, 2013, Sun Life Financial Inc. had 603.0 million common shares and 102.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q1'13	Q1'12
Net cash and cash equivalents, beginning of period	3,831	4,345(1)
Cash flows provided by (used in):
Operating activities	972	(752)
Investing activities	(36)	(37)
Financing activities	(200)	568
Changes due to fluctuations in exchange rates	(23)	(17)
Increase (decrease) in cash and cash equivalents	713	(238)
Net cash and cash equivalents, end of period	4,544	4,107
Short-term securities, end of period	2,722	4,096
Net cash, cash equivalents and short-term securities	7,266	8,203
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at March 31, 2013	566
Cash, cash equivalents and short-term securities, Continuing Operations, as at March 31, 2013	6,700
(1) Prior periods have been restated for changes in accounting policies. See Note 2 in our interim Consolidated Financial Statements.

Net cash, cash equivalents and short-term securities were $7.3 billion at the end of the first quarter of 2013, compared to $8.2 billion at the end of the first quarter of 2012.

Cash provided by operating activities was $1.7 billion higher in the first quarter of 2013 than the same period last year, primarily due to the net sales of investments in the first quarter of 2013. Cash used in investing activities was $36 million in the first quarter of 2013, largely unchanged from the first quarter of 2012. Cash used in financing activities was $200 million in the first quarter of 2013, compared to $568 million provided by financing activities in the first quarter of 2012. First quarter 2012 financing activities included the issuance of $800 million of subordinated debentures.

Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. Results from the first quarter of 2013 are presented on a Continuing Operations basis. Our results for 2012 and 2011 are presented on a Combined Operations basis, consistent with the management of our operations during those periods. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)
	Continuing Operations	-------------------------------------Combined Operations-----------------------------------
	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	Q2'11
Common shareholders' net income (loss)
Operating(1)	448	453	401	98	727	(221)	(642)	425
Reported	410	395	383	90	686	(525)	(691)	408
Diluted EPS ($)
Operating(1)	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.73
Reported	0.68	0.65	0.64	0.15	1.15	(0.90)	(1.19)	0.68
Basic Reported EPS ($)
Operating(1)	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.74
Reported	0.68	0.66	0.64	0.15	1.17	(0.90)	(1.19)	0.71
Operating net income (loss) by segment(1)
SLF Canada(1)	263	149	221	186	239	182	(26)	218
SLF U.S.(1)	65	211	18	(148)	434	(511)	(608)	110
MFS(1)	101	85	80	68	69	68	65	70
SLF Asia(1)	51	50	35	15	29	44	26	30
Corporate(1)	(32)	(42)	47	(23)	(44)	(4)	(99)	(3)
Total operating net income (loss)(1)	448	453	401	98	727	(221)	(642)	425
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Combined Operations
Fourth Quarter 2012
Operating net income of $453 million in the fourth quarter of 2012 reflected favourable impacts from equity markets, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Gains from investment activity on insurance contract liabilities and positive credit experience were offset by unfavourable expense-related items as well as lapse and other policyholder behaviour experience. Non-capital market related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

Third Quarter 2012
Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Second Quarter 2012
The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012
The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada's GB business.

Fourth Quarter 2011
The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Third Quarter 2011
The operating loss of $642 million in the third quarter of 2011 was driven by increases in our insurance contract liabilities (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial assumptions, which generally occur in the third quarter of each year, further reduced net income by $273 million. Updates to actuarial assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011
Operating net income of $425 million for the second quarter of 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and positive credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

Discontinued Operations
On December 17, 2012, we entered into a definitive stock purchase agreement, pursuant to which we agreed to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of this year.

The following table sets out select financial information associated with our Discontinued Operations for the three months ended March 31, 2013 and March 31, 2012.

($ millions, unless otherwise noted)	Q1'13	Q1'12
Net Income - Reported
Net income from Discontinued Operations	103	281
Diluted EPS from Discontinued Operations ($)	0.17	0.47
Basic EPS from Discontinued Operations ($)	0.17	0.48
Revenue
Net premiums	76	76
Net investment income	(194)	(265)
Fee income	146	154
Total revenue	28	(35)
Premiums and deposits
Net premium revenue	76	76
Segregated fund deposits	68	146
Total premiums and deposits	144	222

The following table sets out select financial information associated with our Discontinued Operations included in our  Consolidated Statements of Financial Position classified as held for sale as at March 31, 2013 and December 31, 2012.

($ millions)	Q1'13	Q4'12
Assets
General funds	14,896	15,067
Segregated funds	28,739	27,668
Total assets held for sale	43,635	42,735
Liabilities
General funds	12,242	12,689
Segregated funds	28,739	27,668
Total liabilities held for sale	40,981	40,357

Investments
The assets and liabilities of our Discontinued Operations are presented as Assets of disposal group classified as held for sale and as Liabilities of disposal group classified as held for sale in our Consolidated Statements of Financial Position. Unless otherwise indicated, information in this section pertains to the Continuing Operations. Total general fund invested assets as at March 31, 2013 do not include $14,086 million of invested assets separately disclosed in Assets of disposal group classified as held for sale. See Note 3 in our Consolidated Financial Statements for additional information.

We had total general fund invested assets of $106.2 billion as at March 31, 2013. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 83.8% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties represented 4.9% and 5.7% of the portfolio, respectively. The remaining 5.6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.

	March 31, 2013(1)		December 31, 2012(1)
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,726	6.3%	7,026	6.7%
Debt securities - FVTPL(2)	43,401	40.9%	43,773	41.4%
Debt securities - AFS	10,913	10.3%	10,589	10.0%
Equity securities - FVTPL	4,314	4.1%	4,169	4.0%
Equity securities - AFS	895	0.8%	857	0.8%
Mortgages and loans	27,887	26.3%	27,248	25.8%
Derivative assets	1,850	1.7%	2,113	2.0%
Other invested assets	1,442	1.3%	1,272	1.2%
Policy loans	2,716	2.6%	2,681	2.5%
Investment properties	6,026	5.7%	5,942	5.6%
Total invested assets	106,170	100%	105,670	100%
(1) The invested asset values and ratios presented are based on the carrying value of the respective asset categories.
Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
(2) Not included in Debt securities are certain asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these assets will be retained and redeployed as assets backing liabilities in the
Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our interim Consolidated Financial Statements.

Debt Securities
As at March 31, 2013, we held $54.3 billion of debt securities, which represented 51.2% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 69.4% of the total debt securities as at March 31, 2013, compared to 69.9% as at December 31, 2012. We hold 1.9% of debt securities rated "BB" and lower. Debt securities rated "BBB" or higher represented 98.1% of total debt securities as at March 31, 2013, 0.1% higher than at December 31, 2012.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 64.7% of our total debt securities as at March 31, 2013, compared to 64.3% as at December 31, 2012. Total government issued or guaranteed debt securities as at March 31, 2013 were $19.2 billion, compared to $19.4 billion as at December 31, 2012. Of this amount, $1.5 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at March 31, 2013 with the exception of  certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	March 31, 2013		December 31, 2012
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,400	1,716	12,902	1,718
United States	1,537	4,616	1,569	4,485
United Kingdom	1,835	1,419	1,912	1,391
Eurozone
France	16	77	16	76
Germany	147	34	179	20
Greece	—	—	—	—
Ireland	—	—	—	—
Italy	—	6	—	5
Netherlands	2	353	2	342
Portugal	—	—	—	—
Spain	—	37	—	37
Residual Eurozone	2	224	—	197
Other	3,249	1,028	2,825	993
Total	19,188	9,510	19,405	9,264

Our gross unrealized losses as at March 31, 2013 for FVTPL and AFS debt securities were $0.21 billion and $0.03 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. Gross unrealized losses as at March 31, 2013 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at March 31, 2013 included $9.5 billion invested in the financial sector, representing approximately 17.5% of our total debt securities, or 9.0% of our total invested assets. This compares to $9.3 billion, or 17.0%, of the debt security portfolio as at December 31, 2012.

Asset-backed Securities
Our debt securities as at March 31, 2013 included $2.0 billion of asset-backed securities reported at fair value, representing approximately 3.7% of our debt securities, or 1.9% of our total invested assets, which was $0.1 billion higher than the level reported as at December 31, 2012. The credit quality of asset-backed securities remained relatively stable in the first quarter of 2013. There were no changes to the lifetime expected losses for these assets, and any realized losses in the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed Securities

	March 31, 2013(1)			December 31, 2012(1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	802	878	94.6%	824	896	95.2%
Residential mortgage-backed securities
Agency	349	362	100.0%	321	337	100.0%
Non-agency	41	44	95.0%	43	47	95.7%
Collateralized debt obligations	69	65	36.7%	75	70	26.0%
Other(2)	655	663	99.3%	592	598	99.1%
Total asset-backed securities	1,916	2,012	95.3%	1,855	1,948	94.7%
(1) Amounts do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale.
Before the closing of the sale of our U.S. Annuity Business, we expect to substitute replacement assets for approximately $1,062 million at March 31, 2013 of asset-backed securities supporting our insurance contract liabilities for fixed annuities in the Discontinued Operations.
We expect to sell approximately 20% of these asset-backed securities externally. The remaining assets will be redeployed to support other lines of business in the Continuing Operations. Of the assets we expect to retain, 26% are rated "BBB " and above. See Note 3 in our interim
Consolidated Financial Statements.
(2) Other includes sub-prime, a portion of the Company's exposure to Alternative-A, and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen improvement in housing as demand continues to be fueled by mortgage rates, which are attractive and affordable relative to renting. The increase in sales of existing homes and the limited construction of new homes has decreased levels of visible home inventory, which has led to higher housing prices in 2012 and early 2013. While foreclosure and delinquency status have decreased, both remain elevated relative to pre-crisis levels. Additionally, downside risk still exists as the economy remains fragile, credit availability for borrowers remains tight and payroll growth remains slow. Such an environment could have an adverse impact on our residential mortgage-backed securities portfolio.

Mortgages and Loans
Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at March 31, 2013, we had a total of $27.9 billion in mortgages and loans compared to $27.2 billion as at December 31, 2012. Our mortgage portfolio, which consists almost entirely of first mortgages, was $11.8 billion. Our loan portfolio, which consists of private placement assets, was $16.0 billion. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets, and this activity is reflected in the consistent increases seen period over period in our loan portfolio. Mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

	March 31, 2013			December 31, 2012
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,286	10,359	17,645	7,457	9,946	17,403
United States	4,542	3,730	8,272	4,515	3,399	7,914
United Kingdom	13	407	420	22	420	442
Other	—	1,550	1,550	—	1,489	1,489
Total	11,841	16,046	27,887	11,994	15,254	27,248

As at March 31, 2013, our mortgage portfolio of $11.8 billion consisted mainly of commercial mortgages, spread across approximately 3,000 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 57%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2012. The Canada Mortgage and Housing Corporation insures 20.8% of the Canadian commercial mortgage portfolio.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets have not recovered to the same extent. We have witnessed increased secondary market demand for stressed loans, and we continue to capitalize on this trend by selling distressed commercial mortgages. Despite the improvements in the overall economy, some of the properties within the U.S. portfolio continue to face weak demand.

Mortgages and Loans Past Due or Impaired

	March 31, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	11,731	16,022	27,753	—	—	—
Past due:
Past due less than 90 days	9	—	9	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	179	37	216	78(1)	13	91
Total	11,919	16,059	27,978	78	13	91
	December 31, 2012
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	11,865	15,230	27,095	—	—	—
Past due:
Past due less than 90 days	7	—	7	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	201	40	241	79(1)	16	95
Total	12,073	15,270	27,343	79	16	95
(1) Includes $43 million of sectoral provisions as at March 31, 2013 and $42 million of sectoral provisions as at December 31, 2012.

Impaired mortgages and loans, net of allowance for losses, amounted to $125 million as at March 31, 2013, $21 million lower than the December 31, 2012 level for these assets. The net carrying value of impaired mortgages amounted to $101 million as at March 31, 2013, $21 million lower than December 31, 2012. The majority of this net decrease is related to the sale of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $78 million as at March 31, 2013, $1 million lower than December 31, 2012. The sectoral provision related to mortgages included in the allowance for losses increased by $1 million to $43 million due to foreign currency fluctuations. Approximately 86.3% of the impaired mortgage loans are in the United States.

Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2013 was $1,442 million compared to $1,468 million as at December 31, 2012 for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Derivative Financial Instruments
The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	March 31, 2013	December 31, 2012
Net fair value	1,217	1,519
Total notional amount	43,419	42,478
Credit equivalent amount	869	953
Risk-weighted credit equivalent amount	7	8

The total notional amount of derivatives in our portfolio increased to $43.4 billion as at March 31, 2013, from $42.5 billion at the end of 2012. This increase was attributable to increases of nearly $700 million in currency contracts associated with hedging of foreign currency assets and transactions, as well as increases in interest rate contracts of $400 million associated with duration matching and replication. These increases are offset by decreases of approximately $200 million primarily related to equity contracts. The net fair value of our derivative instruments was $1.2 billion as at March 31, 2013, $0.3 billion lower than at December 31, 2012. This decrease was due to the impact of increasing interest rates on the Company's interest rate swap portfolio and a decrease in the Company's cross currency swap portfolio value as a result of the depreciation of the Canadian dollar.

Capital Management
Our capital base consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at March 31, 2013, our total capital was $20.6 billion, up from $20.0 billion as at December 31, 2012. The increase in total capital was primarily the result of common shareholders' net income of $513 million and other comprehensive income of $270 million, partially offset by common shareholders' dividends (net of the dividend reinvestment and share repurchase plan) of $153 million.

Today, SLF Inc. announced its intention to redeem all of the outstanding $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018 (the "Debentures") in accordance with the redemption terms attached to the Debentures. The Debentures are redeemable at SLF Inc.'s option on June 26, 2013. The redemption will be funded by SLF Inc. and will not impact Sun Life Assurance's MCCSR ratio.

Sun Life Assurance's MCCSR ratio was 214% as at March 31, 2013, compared to 209% as at December 31, 2012. MCCSR increased in the first quarter of 2013 as a result of strong earnings and changes in regulatory requirements.

In December 2012, OSFI released a draft guideline on Own Risk and Solvency Assessment ("ORSA"), set to be effective in January 2014. This guideline requires regulated insurers to identify material risks, assess the adequacy of their risk management and the adequacy of their current and likely future capital needs and solvency positions. It is intended to explicitly link risk strategy, risk appetite and overall risk management with business plan and strategic objectives to capital management. We are monitoring the progress of this guideline and expect a final guideline later this year.

Risk Management
We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

The assets and liabilities of our Discontinued Operations are classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale in our Consolidated Statements of Financial Position. As a result, balances presented do not include the products of the Discontinued Operations, primarily domestic U.S. variable and fixed annuities. Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the first quarter of 2013, we realized $24 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations. At March 31, 2013, the net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $501 million and $136 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2013 and December 31, 2012.

Interest Rate and Equity Market Sensitivities

As at March 31, 2013(1) ($ millions, unless otherwise indicated)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(100)	$100	$150
Segregated Fund Guarantees(4)	$—	$—	$—	$—
Fixed Annuity and Other	$—	$—	$—	$—
Total	$(300)	$(100)	$100	$150

Potential impact on OCI(5)	$350	$150	$(150)	$(300)
Potential impact on MCCSR(6)(8)	7% points decrease	3% points decrease	2% points increase	4% points increase

Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(200)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)(8)	10% points decrease	4% points decrease	3% points increase	6% points increase

As at December 31, 2012(1) ($ millions, unless otherwise indicated)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Fund Guarantees(4)	$—	$—	$—	$—
Fixed Annuity and Other	$—	$—	$—	$(50)
Total	$(300)	$(150)	$100	$150

Potential impact on OCI(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR(6)	6% points decrease	3% points decrease	1% points increase	3% points increase

Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

(1) Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2) Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2013 and
December 31, 2012, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above.
Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals
(for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at
March 31, 2013 and December 31, 2012, respectively, and include new business added and product changes implemented prior to such dates.
(4) Segregated Fund Guarantees is inclusive of segregated funds, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.
(5) A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.
(6) The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2013 and December 31,
2012, respectively. This excludes the impact on assets and liabilities that are in Sun Life Financial Inc. but not included in Sun Life Assurance.
(7) Represents the respective change across all equity markets as at March 31, 2013 and December 31, 2012, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets.
Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(8) MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

Credit Spread and Swap Spread Sensitivities
We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of March 31, 2013, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $125 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $125 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of March 31, 2013, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $25 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products
Most of our sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. A major source of market risk exposure for individual insurance products is the reinvestment risk related to future premiums and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are rebalanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow policyholders to surrender their policies at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees
Approximately one third of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity for Continuing Operations is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

	March 31, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,594	369	11,562	323
SLF U.S.	4,325	213	4,343	77
Run-off reinsurance(4)	2,575	557	2,149	468
Total	19,494	1,139	18,054	868

	December 31, 2012
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(4)	2,335	597	2,106	500

Total	18,680	1,389	18,001	1,089
(1) The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2) For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3) The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4) The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2012 to March 31, 2013 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the value of guarantees increased due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block, net of new business written; and
(iv)	insurance contract liabilities decreased due to favourable equity market movements.

Segregated Fund Hedging
We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at March 31, 2013, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2013.

Impact of Segregated Fund Hedging for Continuing Operations

($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(150)	(350)	(200)	(650)
Hedging impact	150	350	200	550
Net of hedging	—	—	—	(100)

(1) Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2) Net income sensitivities have been rounded to the nearest $50 million.
(3) Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above.
Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4) Represents the change across all equity markets as at March 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk
We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2013 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2013 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2012 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other than proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2013 and December 31, 2012. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the March 31 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2013 and December 31, 2012, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters
Information concerning legal and regulatory matters is provided in our 2012 Consolidated Financial Statements, MD&A and AIF.

Changes in Accounting Policies
We have adopted the following new and amended IFRS standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements ("IFRS 10") was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements ("IAS 27") and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated and sets out the requirements for the preparation of consolidated financial statements. Under this standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of this standard, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the "SL Capital Trusts") which issued the Sun Life ExchangEable Capital Securities ("SLEECS"), for all periods presented in our interim Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our interim Consolidated Statements of Operations or our basic and diluted EPS for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in Note 2 in our interim Consolidated Financial Statements. Similar adjustments were made in the current period.

The segregated fund assets continue to be reported on the interim Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders, since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund's performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds on the basis that the policyholder, not us, is exposed to the variability associated with these funds. In Note 10 in our interim Consolidated Financial Statements, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements ("IFRS 11") was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our interim Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12") was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include the relevant disclosures in our 2013 Annual Consolidated Financial Statements.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments was January 1, 2013, consistent with the effective date of IFRS 10, 11 and 12. We applied these amendments when we adopted IFRS 10 and IFRS 11 on January 1, 2013 and will apply the transitional guidance amendments related to IFRS 12 when we adopt this standard in our 2013 Annual Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates ("IAS 28") were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our interim Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement ("IFRS 13") was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for quarterly and annual periods beginning on or after January 1, 2013. We have included the additional disclosures required by this standard in Note 5 of our interim Consolidated Financial Statements and additional disclosures will be included in our 2013 Annual Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits ("IAS 19") was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in OCI. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of this standard did not have a material impact on our interim Consolidated Statements of Operations or our EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the changes in liabilities for defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in Note 2 in our interim Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our interim Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures ("IFRS 7") were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company's financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have an impact on our interim Consolidated Financial Statements as we have provided the appropriate disclosure in our 2012 Annual Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our interim Consolidated Financial Statements.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on January 1, 2013 and ended on March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliations of Select Net Income Measures from Continuing Operations

($ millions, unless otherwise noted)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Net income from Continuing Operations	410	284	441	244	405
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	14	(6)	16	(5)	(12)
Fair value adjustments on share-based payment awards at MFS	(52)	(39)	(34)	(1)	(20)
Restructuring and other related costs	—	(4)	—	—	—
Operating net income (loss) from Continuing Operations	448	333	459	250	437

Net equity market impact	47	13	34	(33)	90
Net interest rate impact	(1)	(63)	(70)	(116)	35
Net gains from changes in the fair value of real estate	5	20	13	7	22
Actuarial assumption changes driven by changes in capital market movements	5	21	(10)	—	—
Operating net income (loss) excluding the net impact of market factors	392	342	492	392	290

Reported EPS from Continuing Operations (diluted) ($)	0.68	0.47	0.74	0.41	0.68
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.02	(0.01)	0.03	(0.01)	(0.02)
Fair value adjustments on share-based payment awards at MFS ($)	(0.09)	(0.07)	(0.06)	—	(0.03)
Restructuring and other related costs ($)	—	(0.01)	—	—	—
Impact of convertible securities on diluted EPS ($)	—	—	—	—	(0.01)
Operating EPS from Continuing Operations (diluted) ($)	0.75	0.56	0.77	0.42	0.74

Reconciliations of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Net income	513	395	383	90	686
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	14	(6)	16	(5)	(12)
Fair value adjustments on share-based payment awards at MFS	(52)	(39)	(34)	(1)	(20)
Restructuring and other related costs	(14)	(7)	—	(2)	(9)
Goodwill and intangible asset impairment charges	—	(6)	—	—	—
Operating net income (loss)	565	453	401	98	727

Net equity market impact	109	49	89	(131)	253
Net interest rate impact	13	(51)	(64)	(196)	95
Net gains from changes in the fair value of real estate	5	20	13	7	22
Actuarial assumption changes driven by changes in capital market movements	9	15	(42)	—	—
Operating net income (loss) excluding the net impact of market factors	429	420	405	418	357

Reported EPS (diluted) ($)	0.85	0.65	0.64	0.15	1.15
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.02	(0.01)	0.03	(0.01)	(0.02)
Fair value adjustments on share-based payment awards at MFS ($)	(0.09)	(0.07)	(0.06)	—	(0.03)
Restructuring and other related costs ($)	(0.02)	(0.01)	—	(0.01)	(0.02)
Goodwill and intangible asset impairment charges ($)	—	(0.01)	—	—	—
Impact of convertible securities on diluted EPS ($)	—	(0.01)	(0.01)	—	(0.02)
Operating EPS (diluted) ($)	0.94	0.76	0.68	0.17	1.24

Reported ROE (annualized)	14.3%	11.4%	11.3%	2.7%	20.9%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	0.4%	(0.2)%	0.5%	(0.1)%	(0.3)%
Fair value adjustments on share-based payment awards at MFS	(1.5)%	(1.1)%	(1.0)%	—	(0.6)%
Restructuring and other related costs	(0.4)%	(0.2)%	—	(0.1)%	(0.3)%
Goodwill and intangible asset impairment charges	—	(0.2)%	—	—	—
Operating ROE (annualized)	15.8%	13.1%	11.8%	2.9%	22.1%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada's GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Revenues	3,790	4,250	4,952	5,182	3,175
Adjustments
Foreign exchange	15	(13)	(8)	20	—
Fair value changes in FVTPL assets and liabilities	(348)	(274)	1,233	1,339	(570)
Reinsurance in SLF Canada's GB operations	(1,140)	(1,074)	(1,073)	(1,064)	(1,087)
Net premiums from domestic individual insurance operations in SLF U.S.	105	103	109	144	146
Adjusted revenue	5,158	5,508	4,691	4,743	4,686

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada's GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12
Premiums and deposits	28,917	31,882	26,060	25,057	25,074
Adjustments
Foreign exchange	165	(275)	(133)	180	—
Reinsurance in SLF Canada's GB operations	(1,140)	(1,074)	(1,073)	(1,064)	(1,087)
Net premiums and deposits from domestic individual insurance operations in SLF U.S.	119	103	110	144	161
Adjusted premiums and deposits	29,773	33,128	27,156	25,797	26,000

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the proposed sale of our U.S. Annuity Business, (ii) the reductions of net income from Continuing Operations for the 2013 to 2015 period due to low interest rate environment, (iii) statements relating to our strategies, (iv) statements that are predictive in nature, (v) statements that depend upon or refer to future events or conditions, and (vi) that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations of Sun Life Financial. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Actuarial Standards Update, Impact of the Low Interest Rate Environment on Continuing Operations and Capital Management, in Sun Life Financial Inc.'s annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.'s 2012 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company's capital position or its ability to raise capital; risks related to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company's joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call
The Company's first quarter 2013 financial results will be reviewed at a conference call on Thursday, May 9, 2013, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q1 results from the "Investors" section on the home page 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the release of our Q1 2014 results. The conference call can also be accessed by phone by dialing 416 644-3414 (Toronto) or 1 877 974-0445 (Canada/U.S.).

Consolidated Statements of Operations

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2013	March 31, 2012(1)
Revenue
Premiums:
Gross	$3,408	$3,306
Less: Ceded	1,375	1,308
Net	2,033	1,998

Net investment income (loss):
Interest and other investment income	1,237	1,013
Changes in fair value through profit or loss assets and liabilities	(348)	(570)
Net gains (losses) on available-for-sale assets	24	19
Net investment income (loss)	913	462
Fee income	844	715
Total revenue	3,790	3,175

Benefits and expenses
Gross claims and benefits paid	2,911	2,802
Increase (decrease) in insurance contract liabilities	222	(26)
Decrease (increase) in reinsurance assets	(107)	(204)
Increase (decrease) in investment contract liabilities	16	15
Reinsurance expenses (recoveries)	(1,258)	(1,210)
Commissions	389	324
Net transfers to (from) segregated funds	(2)	(4)
Operating expenses	957	821
Premium taxes	57	63
Interest expense	87	89
Total benefits and expenses	3,272	2,670

Income (loss) before income taxes	518	505
Less: Income tax expense (benefit)	85	67
Total net income (loss) from continuing operations	433	438
Less: Net income (loss) attributable to participating policyholders	(6)	2
Shareholders' net income (loss) from continuing operations	439	436
Less: Preferred shareholders' dividends	29	31
Common shareholders' net income (loss) from continuing operations	$410	$405
Common shareholders' net income (loss) from discontinued operation	$103	$281
Common shareholders' net income (loss)	$513	$686
(1) Balances have been restated. Refer to Note 3 in our interim Consolidated Financial Statements.

Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.68	$0.69
Basic earnings (loss) per share from discontinued operations	$0.17	$0.48
Basic earnings (loss) per share	$0.85	$1.17

Diluted earnings (loss) per share from continuing operations	$0.68	$0.68
Diluted earnings (loss) per share from discontinued operations	$0.17	$0.47
Diluted earnings (loss) per share	$0.85	$1.15

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	March 31, 2013	December 31, 2012(1)	March 31, 2012(1)
Assets
Cash, cash equivalents and short-term securities	$6,726	$7,026	$8,263
Debt securities	54,314	54,362	61,846
Equity securities	5,209	5,026	4,919
Mortgages and loans	27,887	27,248	28,005
Derivative assets	1,850	2,113	2,134
Other invested assets	1,442	1,272	1,406
Policy loans	2,716	2,681	3,243
Investment properties	6,026	5,942	5,538
Invested assets	106,170	105,670	115,354
Other assets	2,953	2,657	3,333
Reinsurance assets	3,370	3,240	3,651
Deferred tax assets	1,020	1,099	1,552
Property and equipment	667	665	548
Intangible assets	862	862	873
Goodwill	3,931	3,911	3,919
Assets of disposal group classified as held for sale	14,896	15,067
Total general fund assets	133,869	133,171	129,230
Investments for account of segregated fund holders from continuing operations	67,948	64,987	91,934
Investments for account of segregated fund holders classified as held for sale	28,739	27,668
Total assets	$230,556	$225,826	$221,164

Liabilities and equity
Liabilities
Insurance contract liabilities	$87,913	$87,275	$94,821
Investment contract liabilities	2,358	2,303	3,083
Derivative liabilities	633	594	965
Deferred tax liabilities	4	6	7
Other liabilities	7,927	8,169	7,981
Senior debentures	2,849	2,849	2,849
Subordinated debt	2,744	2,740	3,540
Liabilities of disposal group classified as held for sale	12,242	12,689
Total general fund liabilities	116,670	116,625	113,246
Insurance contracts for account of segregated fund holders from continuing operations	61,815	59,025	86,077
Investment contracts for account of segregated fund holders from continuing operations	6,133	5,962	5,857
Insurance contracts for account of segregated fund holders classified as held for sale	28,739	27,668
Total liabilities	$213,357	$209,280	$205,180

Equity
Issued share capital and contributed surplus	$10,712	$10,621	$10,417
Retained earnings and accumulated other comprehensive income	6,487	5,925	5,567
Total equity	$17,199	$16,546	$15,984
Total liabilities and equity	$230,556	$225,826	$221,164
(1) Balances have been restated. Refer to Note 2 in our interim Consolidated Financial Statements.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013, the Sun Life Financial group of companies had total assets under management of $571 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE: Sun Life Financial Inc.

CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416 979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416 979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:10e 08-MAY-13